July 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tyler Howes

Re: Nocera, Inc.

Registration Statement on Form S-1, as amended

File No. 333- 264059

Dear Mr. Howes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the underwriters of the proposed public offering of securities of Nocera, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on July 27, 2022, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

This letter may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

Very truly yours,

Spartan Capital Securities, LLC

By: /s/ Jason Diamond
Name: Jason Diamond Title: Head of Investment Banking, Managing D. Director

Revere Securities, LLC

By: /s/ Arthur M. DeFilippo
Name: Arthur M. DeFilippo Title: Managing Director